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FOR IMMEDIATE RELEASE

                  PARADIGM GEOPHYSICAL ISSUES GUIDANCE FOR 2001

                TARGETS $80 MILLION REVENUES & 40 TO 45 CENTS EPS
              ANNOUNCES NEW ADVANCED TECHNOLOGY GEOSCIENCE SERVICES


NEW YORK, JANUARY 24, 2001: Paradigm Geophysical (NASDAQ:PGEO) today provided guidance during its quarterly analyst conference call.

For the full text of the guidance issued, please refer to the conference call, which has been archived on the company's Web site, www.paradigmgeo.com. A rebroadcast of the teleconference is also available through 11:00 PM EST January 31, 2001 by dialing 888-266-2081 (Domestic) or 703-925-2533 (International),
pass-code: 4896856.

SUMMARY OF GUIDANCE FOR 2001

Management anticipates:

         - EPS: to range between $0.40 and $0.45, compared to $0.17 reported for 2000.

         - Total revenues: targeted to reach $80 million compared to reported $63 million for 2000.

         - Service revenue growth: a continuation of company's past annual growth rate of about 50% for this segment

         - Introduction of significant new advanced technology service offerings


Discussing expected growth in its geoscience services the company Chairman and CEO Eldad Weiss noted, "We plan to expand our seismic data processing capacity and also to extend our service offering to reservoir studies. The latter is an important new recent addition to Paradigm's services: we have already completed a number of significant studies."

He continued, "These reservoir services are an integral part of Paradigm's total solutions offering to address the issues facing the industry in improving recovery from existing fields. The combination of Paradigm's technology and personnel, both enhanced recently through the Flagship acquisition, permit us to deliver a unique offering."

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Mr. Weiss also announced significant new advanced technology-based service offerings. He said, "For seismic data processing services we will, during the year, offer advanced production-oriented analysis - 4D and 4C, and additional leading-edge technologies such as full wave 3D prestack depth migration."

He further noted, in reference to areas of future growth, "For both products and services, we are continuing our search for accretive acquisitions as a strategic objective to expand the company's offerings to petroleum engineering information solutions for oil and gas production."

This guidance was issued in the context of assumed stable international oil prices at reasonable levels, and under the limits of Safe Harbor and the appropriate considerations of risk factors facing the company.

Safe Harbor statement: Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "'believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions,
(4) the company's ability to raise needed additional capital, (5) rapid technological changes that could make the company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (6) changes in product sales mix (7) product transitions by the Company and its competitors, (8) the impact of competitive products and pricing, (9) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 26, 2000, its 1999 Annual Report and its regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

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ABOUT PARADIGM
Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide, offering technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The company has close to 500 professionals focused the needs of the oil and gas industry, with a global network of sales, users' support and services with 20 offices in 16 countries, serving all major oil-and gas-producing provinces in the world.

"Paradigm Geophysical(R)" is a registered trademark of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

For more information please contact:

PARADIGM GEOPHYSICAL LTD.
Brian Berman
Chief Financial Officer
Phone: +972-9-970-9339
Fax: +972-9-970-9319
Email:  brian@paradigmgeo.com

THE RUTH GROUP
Denise Roche
Phone: +1-646-546-7008
Fax: +1-646-536-7100
Email: droche@theruthgroup.com

CUBITT CONSULTING
Noga Villalon
Phone: +44-20-7367-5100
Fax: +44-20-7367-5150
Email: noga.villalon@cubitt.com

MORGEN WALKE ISRAEL
Maya Huli-Lustig
Phone: +972-3-561-1877
Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il